

Mail Stop 4631

October 27, 2009

via U.S. mail and facsimile

Gregory M. Swalwell, CFO
Kronos Worldwide, Inc.
Kronos International, Inc.
5430 LBJ Freeway, Suite 1700
Dallas, Texas 75240-2697

> **RE:** **Kronos Worldwide, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 12, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and**
> **June 30, 2009**
> **File No. 1-31763**
>
> **Kronos International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 12, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and**
> **June 30, 2009**
> **File No. 333-100047**

Dear Mr. Swalwell:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Kronos Worldwide, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

1. We note your statement that TiO_2 average selling prices is a key performance indicator. In future filings, please disclose the average selling prices for each period presented. To the extent that there is a material increase or decrease in this amount, please provide investors with an understanding of the factors contributing to the increase or decrease.

2. We note your discussion with the Business section regarding your market share in certain of the geographical locations in which you sell TiO_2. In future filings, please disclose your market share of TiO_2 in each of your major geographic locations for each period presented. To the extent that you have gained or lost market share during the periods presented, please provide investors with the factors that caused the gain or loss in market share.

Liquidity and Capital Resources

3. We note that the Kronos European credit facility was not in compliance with its financial covenant as of March 31, 2009 and June 30, 2009, for which you obtained waivers from the lenders. In future filings, please disclose the financial covenants required to be met for each of your debt instruments to the extent that you have determined that it is reasonably likely you will not meet these financial covenants. This disclosure should include the minimum/maximum ratios and amounts permitted under the financial covenants in addition to the actual ratios and amounts achieved for the current reporting period. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

4. We note your disclosure that you have $112.2 million of available credit under your existing facilities. In future filings, please disclose the amount available without violating any covenants.

Debt and Other Contractual Commitments

5. We note your disclosure in your last risk factor that you are a party to various lease and other agreements for which you are committed to pay $365.5 million in fiscal year 2009, which appears to be in addition to your indebtedness. However, you have included $346.3 million in contractual commitments for fiscal year 2009, which includes your indebtedness and corresponding interest payments. Please explain to us the differences between these disclosures and why you do not believe these differences should be included in your contractual obligations table. Please also revise your disclosures in future filings to clarify the differences.

Note 9 – Income taxes

6. We note your disclosure regarding the Canadian tax authorities' proposed adjustments for the years 2002 – 2004. In future filings, please disclose the amount of the adjustments the Canadian tax authorities are proposing along with the impact such adjustment would have to your consolidated financial statements. Otherwise, please disclose that the impact is immaterial.

Kronos International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

7. Please address the comments issued under Kronos Worldwide, Inc.'s periodic reports in future filings, as applicable.

Exhibit 32.1

8. Please amend your Form 10-K to include certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for your Form 10-K for the period ended December 31, 2008, rather than December 31, 2007. Please note that the certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 should refer to the amended form.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief